

Mail Stop 4631

April 13, 2016

Via E-mail
L. Benjamin Ederington
General Counsel
Westlake Chemical Corporation
2801 Post Oak Blvd., Suite 600
Houston, TX 77056

> **Re:** **Axiall Corp.**
> **Preliminary Proxy statement filed on Schedule 14A filed by Westlake**
> **Chemical Corporation and Westlake NG IV Corporation**
> **Filed April 4, 2016**
> **File No. 001-09753**
>
> **Form 425 Filed on March 7, 2016 and April 4, 2016 by Westlake Chemical**
> **Corporation and Westlake NG IV Corporation**
> **File No. 001-09753**

Dear Mr. Ederington:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A

General

1. Please revise so that all participants in the solicitation appear as filers on the cover page of the Schedule 14A. Note that Instruction 3 to Item 4 of Schedule 14A defines the term "participant" to include all nominees for the election of director.

2. Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please disclose the factual foundation for such

assertions either in the proxy statement, on a supplemental basis or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Please refer to Rule 14a-9. For example, provide support for the following statements and assertions:

- "that Axiall's implementation of its standalone strategic plan could be destroying value rather than creating it";
- "we believe that the current directors of Axiall are not acting in your best interests";
- "that the Axiall's actions may be intended to delay the Annual Meeting";
- "Axiall board of directors' unrealistic expectations and entrenched position";
- "Axiall has consistently overestimated the earnings power of its business and has a track record of failing to deliver on its operational and strategic objectives";
- "unrealistic future standalone performance and highly inflated synergy estimates"; and
- the implied suggestion that Axiall's board is not engaging "in good faith negotiations".

  This comment also applies to similar statements made in the Rule 425 filings on March 7, 2016 and April 4, 2016. For example, we note your implied suggestion that unlike Axiall's board, your alternative nominees "provide an opportunity for Axiall shareholders to ensure their concerns and opinions are being considered," and "are willing to evaluate all options, in accordance with their fiduciary duties."

3. We note that the participants intend to nominate ten directors but note that Axiall has reduced the number of authorized directors from ten to nine. Please revise to state whether you intend to solicit proxies for all ten director nominees even though the board may consist of only nine director positions. To the extent that proxy authority to vote for more than nine directors is sought, please specify the conditions that must be present in order for the proxy to not be voted as instructed. See Rule 14a-4(e).

4. We note that the filing refers security holders to information that will be contained in Axiall's proxy statement for the annual meeting. It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the Company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Proposal 1 Election of Directors, page 10

5. Please revise to include employment for the past five years for each nominee. Please refer to Item 401(e) of Regulation S-K. To the extent that any nominee retired or was otherwise not employed during the past five years, please state so explicitly. For example, there appears to be a gap in Mr. Crew's employment from 2011 to present.

Background on the Solicitation, page 18

6. We note your statement that "[w]e have received a consistent message: shareholders would like Axiall to begin discussions with us regarding our proposal." Please provide additional information about the shareholders you refer to including the beneficial ownership held by such parties and the specifics regarding your communications with such parties.

7. We note your statements that Axiall's board "summarily rejected" your proposals and "refused to make a counterproposal or otherwise negotiate." Please clarify how these statements reconcile with your disclosure that on March 8, 2016, representatives of Westlake met with Axiall's board of directors (page 23), a confidentiality agreement was signed (page 24) and you "terminat[ed] discussions of a possible business combination transaction" (page 28).

8. We note statements throughout your filing that your merger proposals were at a premium to Axiall's stock trading price the last trading day before the proposals. Please further discuss if and how you considered other matters, such as historical stock prices and expected synergies, when determining the merger consideration. In this regard, we note Axiall's letter on page 26 that Axiall considered the estimated synergies to be greater than your initial price. We also note your proposal to acquire Axiall in 2012 for $35 per share.

Revocation of Proxies, page 37

9. Please revise page 9 and page 37 to clarify that proxies may also be revoked by submitting a properly executed, later-dated WHITE proxy card.

10. We note your disclosure that a proxy can be revoked by "delivering written notice of revocation…to Westlake Chemical Corporation." Please clarify that any revocation of a proxy not delivered to Axiall may not be recognized by the company. In this regard, we note that Axiall's bylaws allow a stockholder to revoke a proxy by giving notice to the company.

Solicitation of Proxies, page 39

11. We note that proxies may be solicited by mail, courier services, advertising, publications of general distribution, telephone, Internet, facsimile or other electronic means or in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

12. Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

<u>Rule 425 Filing on April 4, 2016</u>

13. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. In this regard, we note your statements that "Axial has consistently overestimated the earnings power of its business and has a track record of failing to deliver on its operational and strategic objectives" and that Axiall has a "totally unrealistic assessment of Axiall's value and future prospects." Please provide the support described above for your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Jennifer López, Staff Attorney, at (202) 551-3792 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: James Langston (*via e-mail*)
    Cleary Gottlieb Steen & Hamilton LLP